UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No.3)*

Zenvia Inc.
(Name of Issuer)

Class A common shares, par value US$0.00005 per share
(Title of Class of Securities)

G9889V101
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G9889V101
1	Names of Reporting Persons. TCH Ivory Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 3,452,776
	6	Shared Voting Power 0
	7	Sole Dispositive Power 3,452,776
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,452,776
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 19.1% of total outstanding Class A common shares and 8.3% of total outstanding common shares[1]
12	Type of Reporting Person (See Instructions) CO

1 Calculation is based on 18,075,058 total outstanding Class A common shares of the Issuer and 23,664,925 total outstanding Class B common shares of the Issuer as of October 26, 2022, according to the proxy statement attached as Exhibit 99.2 to the Form 6-K filed by the Issuer with the Securities and Exchange Commission on October 27, 2022.

CUSIP No.	G9889V101
1	Names of Reporting Persons. Tencent Holdings Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 3,452,776[2]
	6	Shared Voting Power 0
	7	Sole Dispositive Power 3,452,776
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,452,776
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 19.1% of total outstanding Class A common shares and 8.3% of total outstanding common shares [3]
12	Type of Reporting Person (See Instructions) CO

2 Represents 3,452,776 Class A common shares of the Issuer held of record by TCH Ivory Limited. TCH Ivory Limited is a wholly-owned subsidiary of Tencent Holdings Limited.

3 Calculation is based on 18,075,058 total outstanding Class A common shares of the Issuer and 23,664,925 total outstanding Class B common shares of the Issuer as of October 26, 2022, according to the proxy statement attached as Exhibit 99.2 to the Form 6-K filed by the Issuer with the Securities and Exchange Commission on October 27, 2022.

Item 1(a).	Name of Issuer:

Zenvia Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184
São Paulo, São Paulo, 01310-300, Brazil

Item 2(a).	Name of Person Filing:

TCH Ivory Limited
Tencent Holdings Limited

Item 2(b).	Address of Principal Business Office, or if None, Residence:

For TCH Ivory Limited:

Vistra Corporate Services Centre
Wickhams Cay II, Road Town
Tortola, VG1110, British Virgin Islands

For Tencent Holdings Limited:

29/F., Three Pacific Place
No. 1 Queen’s Road East
Wanchai, Hong Kong

Item 2(c).	Citizenship:

TCH Ivory Limited – British Virgin Islands
Tencent Holdings Limited – Cayman Islands

Item 2(d).	Title of Class of Securities:

Class A common shares, par value $0.00005 per share

Item 2(e).	CUSIP Number:

G9889V101

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable

Item 4.	Ownership.

Rows 5-9 of the cover page for each reporting person are incorporated in this Item 4 by reference.

TCH Ivory Limited beneficially owns 3,452,776 Class A common shares of the Issuer.

Tencent Holdings Limited may be deemed to have beneficial ownership of the 3,452,776 Class A common shares of the Issuer beneficially owned by TCH Ivory Limited, its direct wholly-owned subsidiary.

The 3,452,776 Class A common shares beneficially owned by each reporting person represent approximately 19.1% of the total outstanding Class A common shares, approximately 8.3% of the total outstanding common shares and approximately 1.4% of the aggregate voting power of the total outstanding common shares.

The above calculation is based on 18,075,058 total outstanding Class A common shares and 23,664,925 total outstanding Class B common shares as of October 26, 2022, according to the proxy statement attached as Exhibit 99.2 to the Form 6-K filed by the Issuer with the Securities and Exchange Commission on October 27, 2022. Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2023

TCH Ivory Limited

By:	/s/ Li Qingjie
	Name:	Li Qingjie
	Title:	Authorized Signatory

Tencent Holdings Limited

By:	/s/ Ma Huateng
	Name:	Ma Huateng
	Title:	Authorized Signatory

[Schedule 13G – Signature Page]